Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Stem Holdings, Inc. on Post-Effective Amendment No.1 to Form S-1 (File Nos. 333-239226) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 1, 2020 except for the correction of an error as described in Footnote 19, to which the date is March 19, 2020 with respect to our audit of the consolidated financial statements of Stem Holdings, Inc. and Subsidiaries as of September 30, 2019 and 2018 and for the years then ended, which report is included in this Post- Effective Amendment #1 to Form S-1 of Stem Holdings, Inc. for the years ended September 30, 2019 and 2018.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
United States of America
October 5, 2020